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Exhibit 99.1

FOR IMMEDIATE RELEASE	Monday, May 16, 2005

CELESTICA APPOINTS NEW PRESIDENT AND
EXECUTIVE VICE PRESIDENT, WORLDWIDE SALES
AND BUSINESS DEVELOPMENT

TORONTO, Ontario — Celestica Inc. (NYSE: CLS, TSX: CLS/SV), a world leader in electronics manufacturing services (EMS), today announced that Craig H. Muhlhauser has been appointed Celestica's president and executive vice president, Worldwide Sales and Business Development, effective immediately.

In his new role, Mr. Muhlhauser will lead Celestica's global sales and business development effort and drive the organization's growth strategy. He will also be responsible for ensuring the company is well positioned to anticipate and meet the dynamic and changing business needs of its customers in the various markets they serve, and growing Celestica's market share in the EMS sector.

Mr. Muhlhauser joins Celestica with over 25 years of sales, marketing and general management experience with leading companies including GE, United Technologies and Ford Motor Company across a wide range of global customers and industries, including consumer, industrial, utility, automotive, aerospace and defense. Most recently, Mr. Muhlhauser was the president and chief executive officer of Exide Technologies, one of the world's largest producers and recyclers of lead acid batteries. Prior to this, he was vice president of Ford Motor Company and president of Visteon Automotive Systems. Mr. Muhlhauser holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

"I am very excited to have Craig Muhlhauser join the Celestica team. I had the pleasure of working with Craig at Ford and know him to be an extremely capable, customer-focused senior executive," said Steve Delaney, CEO, Celestica. "Craig's vast sales and marketing expertise, and his creativity in developing integrated offerings, will be a great asset to Celestica and, ultimately, our customers."

In a related announcement, Marvin MaGee, Celestica's former head of Worldwide Business Development has been named executive vice president, Worldwide Operations. Mr. MaGee brings a wealth of operations expertise in the EMS industry to the role and will be charged with driving operational excellence throughout Celestica's facilities on a global basis. He will be responsible for managing Celestica's global manufacturing network, ensuring the company continues to provide its customers with flawless manufacturing execution, as well as implementing site-to-site consistency in Lean, Six Sigma, organization capability and customer care.

Mr. MaGee has been a key member of Celestica's executive team since he joined the company in 1997. Prior to Celestica, he spent 18 years with IBM Canada where he held a number of senior management positions in manufacturing and development. Mr. MaGee holds a Bachelor of Science degree in Mechanical Engineering from the University of New Brunswick and a Master of Business Administration degree from McMaster University.

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"I am pleased to have Marv MaGee take the Worldwide Operations leadership role," said Steve Delaney. "Marv's exceptional operations and customer experience will assure our vision of deploying the industry's best Lean manufacturing model, which will also benefit our customers greatly."

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at http://www.celestica.com.

The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computer and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In the Company's best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica's overall financial results.

Celestica Contact:
Laurie Flanagan
Celestica Global Communications
(416) 448-2200
media@celestica.com

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CELESTICA APPOINTS NEW PRESIDENT AND EXECUTIVE VICE PRESIDENT, WORLDWIDE SALES AND BUSINESS DEVELOPMENT